Filed pursuant to Rule 253(g)(2)

File No. 024-12562

SUPPLMENT DATED APRIL 22, 2025

GLOBAL HEALTH SOLUTIONS, INC. , dba Turn Therapeutics

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by Global Health Solutions, Inc. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on March 31, 2025. The offering statement qualified by the SEC is available here: https://www.sec.gov/edgar/search/#/ciks=0002023016&entityName=Global%2520Health%2520Solutions%252C%2520Inc%2520(CIK%25200002023016).

The purpose of this supplement is to announce the following change to the offering statement and any supplements, effective on April 23, 2025:

Minimum investments

The minimum investment in this offering is $495.44 (44 shares).